UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36008 / March 10, 2026

In the Matter of

LibreMax Asset-Backed Income Fund
 615 East Michigan Street
Milwaukee, WI 53202

LibreMax Capital, LLC
601 Lexington Avenue, 30th Floor
New York, NY 10022

(812-15896)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

LibreMax Asset-Backed Income Fund and LibreMax Capital, LLC filed an application
on September 12, 2025, and an amendment to the application on February 4, 2026, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption
from sections 18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and 23(c) of the Act
granting an exemption from rule 23c-3 under the Act; and pursuant to section 17(d) of the Act
and rule 17d-1 under the Act. The order permits certain registered closed-end management
investment companies to issue multiple classes of shares, to impose early withdrawal charges,
and to impose asset-based distribution and/or service fees with respect to certain classes.

On February 10, 2026, a notice of the filing of the application was issued (Investment Company
Act Release No. 35945). The notice gave interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued unless a hearing was
ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of LibreMax Asset-Backed Income Fund and LibreMax Capital, LLC (File No. 812-15896),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c) of the Act, that the requested exemption from rule 23c-3 under the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*